FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

14 January, 2009

File no. 0-17630

Statement re Acquisition

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

Enclosure: Statement re Acquisition

N E W S      R E L E A S E

14 January 2009

CRH ANNOUNCES
PAVESTONE ACQUISITION WILL NOT PROCEED

CRH plc, the international building materials group, announces that it has agreed, together with Pavestone Group LP, to withdraw the Hart-Scott-Rodino (HSR) filing for CRH's proposed acquisition of Pavestone. These actions have been taken following the recent decision by The United States Federal Trade Commission (FTC) to authorise FTC staff to challenge the proposed acquisition. CRH and Pavestone regret that as a result the transaction will not now proceed.

Details of the proposed Pavestone acquisition were announced on 13 March 2008, with completion being subject to regulatory approvals including clearance under United States HSR legislation.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee
, Chief Executive
Albert Manifold, Chief Operating Officer
Glenn Culpepper
, Finance Director
Éimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller

CRH plc,
Belgard

Castle
, Clondalkin,
Dublin
 22,
Ireland
 TELEPHONE +353.1.4041000
  FAX +353.1.4041007
E-MAIL:
mail@crh.com
 WEBSITE:
www.crh.com
.
Registered Office,
42 Fitzwilliam Square
,
Dublin
 2,
Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  14 January, 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director